Exhibit 99.6

Execution Version

PHARMACEUTICAL INVESTMENT COMPANY

Alra’idah Digital City, Building MU04, Al Nakhil District

P.O. Box 6847, Riyadh 11452

The Kingdom of Saudi Arabia

October 26, 2023

Re: Right of First Offer Agreement

Ladies and Gentlemen:

This right of first offer agreement (this “Agreement”) is entered into by and between Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (together with its successors and/or permitted assigns, “Lender”), DPE Deutschland II A GmbH & Co. KG (“DPE A”), a German limited partnership, DPE Deutschland II B GmbH & Co. KG, a German limited partnership (“DPE B”; DPE A and DPE B collectively “DPE”), Careventures Fund II S.C.Sp, a special limited partnership organized under the laws of Luxembourg (“Careventures”), TVM Life Science Innovation I, L.P., a Canadian limited partnership organized under the laws of Quebec (“TVM I”) and TVM Life Science Innovation II SCSp, a special limited partnership organized under the laws of Luxembourg (“TVM II”; TVM I and TVM II collectively “TVM”), relating to certain rights, obligations and other matters set forth herein in connection with Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Borrower”) and Lender’s entry into that certain Loan Agreement, dated as of the date hereof, by and between Borrower and Lender (as may be amended, restated, amended and restated, modified or supplemented in accordance with its terms from time to time, the “Loan Agreement”), and is to be effective as of the Closing Date (as defined in the Loan Agreement). Lender, DPE, Careventures and TVM are each referred to herein as a “Party” and collectively as the “Parties”.

1.             Defined Terms.

(a)          The following capitalized terms shall be defined herein as follows:

“Affiliate” has the meaning set forth in Rule 144 of the Securities Act as in effect on the date hereof.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Borrower” has the meaning set forth in the preamble of this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banking institutions in New York City, United States, Riyadh, Saudi Arabia or Frankfurt am Main, Germany are authorized or required by Law or executive order to close or be closed.

“Capital Shares” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Careventures” has the meaning set forth in the preamble of this Agreement.

“Common Shares” means the common shares, par value €0.12 per share, of Borrower.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercise Notice” has the meaning set forth in Section 2(b).

“Exercise Period” has the meaning set forth in Section 2(b).

“DPE” has the meaning set forth in the preamble of this Agreement.

“Fundamental Change” means any of the following events:

(a) the acquisition by any party (or parties acting in concert) of Common Shares representing more than 50% of the voting power of all of Borrower’s Common Shares;

(b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of related transactions, of all or substantially all of the assets of Borrower and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, demerger, consolidation, share exchange, business combination, reclassification, recapitalization, acquisition, liquidation or otherwise), the result of which is Borrower’s shareholders prior to any transaction described in clause (i) or (ii) cease to own more than 50% of all classes of common equity of Borrower or its successor following any such transaction; or

(c) Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of Borrower;

provided, however, that a transaction or event described in clause (a) or (b) above will not be deemed to constitute a Fundamental Change if the Specified Shareholders each continue, immediately after such transaction or event described in clause (a) or (b) to be the direct or indirect “beneficial owner” (as defined below) of substantially the same number of Common Shares of Borrower (or replacement equity interests in the surviving entity, acquirer, successor, or transferee, as applicable (or the parent entity thereof)) as each “beneficially owned” as of the date hereof.

For the purposes of this definition, whether a Person is a “beneficial owner,” and whether shares are “beneficially owned,” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Governmental Entity” means (a) any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, any court, tribunal, arbitrator, mediator or other governmental official, authority or instrumentality and (b) any entity to whom a Governmental Entity has assigned or delegated any authority or oversight responsibilities, including any notified body accredited, designated, licensed, authorized or approved to assess and certify the conformity of a medical device (including in vitro diagnostic medical device) with the requirements of the In Vitro Diagnostic Medical Devices Directive 98/79/EC, the In Vitro Diagnostic Medical Devices Regulation (EU) 2017/746, and applicable harmonized standards.

“JAMS” has the meaning set forth in Section 9.

“JAMS Rules” has the meaning set forth in Section 9.

“Lender” has the meaning set forth in the preamble of this Agreement.

“Law” means any statute, law, ordinance, rule, regulation, code, approval, license, Permit or Order, in each case, of any Governmental Entity.

“Loan Agreement” has the meaning set forth in the preamble of this Agreement.

“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a Governmental Entity.

“Permitted Transferee” means, with respect to any Proposed Transferor, any Affiliate of the Proposed Transferor, any investment fund, account or other vehicle (other than any portfolio company) managed or controlled, directly or indirectly, by such Proposed Transferor or any Affiliate of such Transferor, or any limited partner, member or stockholder of any of the foregoing.

“Proposed Transferee” has the meaning set forth in Section 2(d).

“Proposed Transferor” has the meaning set forth in Section 2(a).

“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents, insurance providers, and legal and financial advisors.

“ROFO Option” has the meaning set forth in Section 2(b).

“ROFO Party” or “ROFO Parties” has the meaning set forth in Section 2(a).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Specified Shareholder” means each of DPE, Careventures and TVM.

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Capital Shares entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (b) any partnership or limited liability company where (i) more than 50% of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Transfer” means any direct or indirect sale, transfer, hypothecation, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary. The term “Transferred” shall have a correlative meaning.

“Transfer Notice” has the meaning set forth in Section 2(a).

“Transfer Shares” has the meaning set forth in Section 2(a).

“TVM” has the meaning set forth in the preamble of this Agreement.

2.             Right of First Offer.

(a)          Following the consummation of any Fundamental Change of Borrower, and for so long as Lender holds at least 10% of outstanding Common Shares of Borrower, including, prior to conversion, on an as-converted basis, if any Specified Shareholder or its Affiliates (collectively, “ROFO Parties” and each a “ROFO Party”) desires to Transfer, directly or indirectly, any Common Shares then held by such ROFO Party (the “Transfer Shares” and such ROFO Party, the “Proposed Transferor”), to any Person or Persons other than any Permitted Transferee, in a bona fide transaction or series of related transactions, then such Specified Shareholder shall be required to give written notice (a “Transfer Notice”) to Lender, which shall set forth the price per Common Share in cash at which the Proposed Transferor is willing to Transfer the Transfer Shares to Lender (the “Proposed Transferor Price”). In the event a Specified Shareholder or its Affiliates proposes to Transfer Common Shares to a Permitted Transferee, such Specified Shareholder shall cause the Permitted Transferee to sign a joinder to this Agreement in form and substance reasonably acceptable to Lender.

(b)          Upon delivery of the Transfer Notice, Lender shall have an option (the “ROFO Option”) to (x) purchase all (but not less than all) of the Transfer Shares at the Proposed Transferor Price, to be exercised by irrevocable written notice (the “Exercise Notice”) to be delivered to the Proposed Transferor not later than 20 Business Days after the date of delivery of the Transfer Notice (the “Exercise Period”), or (y) propose, by irrevocable written notice (the “Lender Price Notice”), such notice to be delivered to the Proposed Transferor within the Exercise Period, a lower price per Common Share in cash at which Lender is willing to purchase all (but not less than all) Transfer Shares (the “Lender Price”). If Lender delivers within the Exercise Period a Lender Price Notice, the Proposed Transferor shall have the option, by written notice to Lender, not later than 45 days after delivery of the Lender Price Notice (the “Acceptance Period”) to accept the Lender Price (the “Lender Price Acceptance Notice”).

(c)          If (A) Lender delivers an Exercise Notice to the Proposed Transferor within the Exercise Period, or (B) Lender delivers a Lender Price Notice to the Proposed Transferor within the Exercise Period and the Proposed Transferor delivers to Lender a Lender Price Acceptance Notice within the Acceptance Period, Lender and the Proposed Transferor shall enter, within 20 days after delivery of the Exercise Notice or the Lender Price Acceptance Notice (as the case may be), into a binding sale and transfer agreement in respect of the Transfer Shares on customary terms, such agreement providing for a purchase price equal to the Proposed Transferor Price (in case of (A) of this sentence) or the Lender Price (in case of (B) of this sentence), in each case such price being payable in full in cash at closing of the Transfer, and such agreement further providing for customary representations and warranties as to capacity, due authorization, enforceability, and title to shares free and clear of liens and encumbrances, and no other representations or warranties (the “ROFO SPA Terms”), and at such closing, and upon the payment in full of the applicable price to the Proposed Transferor, the Proposed Transferor shall be required to Transfer the Transfer Shares to Lender free and clear of all liens and encumbrances, other than those arising under applicable federal or state securities laws, and shall execute and deliver such additional documents as are reasonably necessary or appropriate to consummate the closing and the purchase and sale of the Transfer Shares; the closing of the sale of the Transfer Shares by the Proposed Transferor to Lender shall be held via electronic exchange of documents or at such other time and place as the Proposed Transferor and Lender may agree (but shall in any event occur within 90 days after execution of the purchase agreement (which 90-day period shall be extended to up to 365 days, as required, in order for the relevant parties to obtain any required approval of any Governmental Entity)).

(d)          If (x) Lender declines to exercise the ROFO Option in writing or (y) Lender fails to deliver an Exercise Notice or Lender Price Notice to the Proposed Transferor within the Exercise Period, in each case, such decline to exercise or failure to deliver an Exercise Notice or Lender Price Notice exercising Lender’s right of first offer shall result in the termination of the ROFO Option set out in this

Section 2 solely with respect to the Transfer Shares identified in such Transfer Notice, and the Proposed Transferor shall be entitled to initiate a sale process with respect to the Transfer Shares, to be supported by the Borrower, and consummate the Transfer with respect to all (but not less than all) of the Transfer Shares to any Person or Persons other than any Permitted Transferee (a “Proposed Transferee”) at any price and terms; provided that the execution of the binding agreement on such Transfer with such Person or Persons is entered into within 180 days following the expiration of the Exercise Period and the closing of the sale of the Transfer Shares shall occur within 90 days after execution of such binding agreement (which 90-day period shall be extended up to 365 days, as required, in order for the relevant parties to obtain any required approvals of any Governmental Entity). If such agreement is not entered into within such 180-day period for any reason or if such closing does not occur within such 90-day period (as extended, if applicable), then the restrictions provided for in this Section 2 shall again become effective, and no Transfer of the Transfer Shares may be made thereafter by the Proposed Transferor without again offering the same to Lender in accordance with this Section 2; provided, that, in the event the Proposed Transferor is again offering the Transfer Shares to Lender within such 180-day period in accordance with this Section 2, the Exercise Period for any such subsequent offer of the Transfer Shares shall be a period of 10 Business Days after the date of delivery of the revised Transfer Notice.

(e)          If Lender delivered to the Proposed Transferor within the Exercise Period a Lender Price Notice and the Proposed Transferor does not deliver to Lender within the Acceptance Period a Lender Price Acceptance Notice, the Proposed Transferor shall be entitled to initiate a sale process with respect to the Transfer Shares to be supported by the Borrower, and consummate the Transfer with respect to all (but not less than all) of the Transfer Shares to any Person or Persons other than any Proposed Transferee at such terms as the Proposed Transferor agrees with such third party; provided, that the execution of the binding agreement on such Transfer with such Person or Persons is entered into within 180 days following the expiration of the Exercise Period and the closing of the sale of the Transfer Shares shall occur within 90 days after execution of the binding agreement (which 90-day period shall be extended up to 365 days as required, in order for the relevant parties to obtain any required approvals of any Governmental Entity); provided, however, that if the price per Common Share offered by the Proposed Transferee (the “Third Party Price”) is below the Proposed Transferor Price set out in the Transfer Notice, the Proposed Transferor shall deliver to Lender a written notice of the Third Party Price (the “Second Offer Notice”) and shall only be entitled to consummate the Transfer to the Proposed Transferee if Lender does not deliver, within 10 Business Days after delivery of the Second Offer Notice (the “Second Offer Period”), a written notice under which it irrevocably accepts the Transfer to it at the Third Party Price (the “Second Offer Acceptance Notice”). If Lender delivers to the Proposed Transferor, within the Second Offer Period a Second Offer Acceptance Notice, Lender and the Proposed Transferor shall enter, within 20 days after delivery of the Second Offer Acceptance Notice, into a binding sale and transfer agreement in respect of the Transfer Shares, such agreement providing for a purchase price equal to the Third Party Price and otherwise for the ROFO SPA Terms and the further provisions of Section 2(c) shall apply mutatis mutandis.

3.             Survival. Each Party’s obligations and covenants made in this Agreement shall survive the execution and delivery of this Agreement.

4.             Entire Agreement; Amendment; Waiver. This Agreement represents the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof. Nothing expressed or implied in this Agreement is intended or shall be construed so as to grant or confer on any person, firm or corporation other than the Parties hereto, any rights or privileges hereunder. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

5.             Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof will be assignable by any Party without the prior written consent of the other Parties; provided, however, that Lender may assign any of its rights, remedies, obligations or liabilities arising under this Agreement to its Permitted Transferees, if (a) it assigns its position as lender under the Loan Agreement and its Common Shares to such Permitted Transferees and (b) such Permitted Transferees sign a joinder to this Agreement in form and substance reasonably acceptable to Lender.

6.             Further Instruments and Acts. Each of the Parties to this Agreement agrees to execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to more effectively carry out the purposes of this Agreement.

7.             Waiver of Jury Trial. EACH OF BORROWER AND LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

8.             Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

9.             Arbitration. Each Party agrees that any dispute, difference, claim, question or controversy arising out of or in connection with this Agreement, which is not amicably settled between the Parties hereto within a period of one month from the date of the start of negotiations between the Parties, shall be finally resolved pursuant to arbitration pursuant to the terms set forth in this Section 9. New York, NY will be the place of arbitration. Arbitration shall be governed by Judicial Arbitration & Mediation Services (“JAMS”) and its JAMS Comprehensive Rules and Procedures (“JAMS Rules”) in effect at the time the arbitration is commenced. A panel of three neutral arbitrators will be selected in accordance with the JAMS Rules to conduct the arbitration. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by either Party. To the extent permissible by Law, the Parties hereby waive any right to appeal the decision of the arbitration. The arbitral tribunal may award legal costs and expenses as it deems fit. The Parties hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures/injunctions in the course of the arbitration. The Parties hereunder agree that any one of them may request in aid of arbitration from any court of competent jurisdiction, injunctive relief or other conservatory measures. The Parties hereto hereby agree that the fact of any arbitration hereunder, the content of any such proceedings and the outcome thereof shall be treated as confidential and shall be held confidential by each Party and their respective Representatives in accordance with Section 17.

10.           Expenses. Each of the Parties shall bear all of its own costs and expenses incurred in connection with transactions contemplated by this Agreement, including without limitation, legal and meeting expenses and costs in connection with the preparation of this Agreement and any filing expenses with respect to this Agreement.

11.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.           Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by e-mail (with written confirmation of transmission) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Lender:

c/o Pharmaceutical Investment Company

Alra’idah Digital City, Building MU04, Al Nakhil District,

P.O. Box 6847, Riyadh 11452,

The Kingdom of Saudi Arabia

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

Al-Tatweer Towers, 7th Floor, Tower 1

King Fahad Highway, PO Box 17411

Riyadh 11484, Saudi Arabia

Attn: Ahmed el-Gaili, David Zaheer, and Gregory P. Rodgers

Email: Ahmed.el-Gaili@lw.com

    david.zaheer@lw.com

    Greg.Rodgers@lw.com

If to DPE:

c/o DPE Deutsche Private Equity Gesellschaft mbH
Ludwigstr. 7

80539 Munich, Germany

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Gütt Olk Feldhaus
Hackenstraße 5
80331 Munich, Germany
Attn: Kilian Helmreich
Email: kilian.helmreich@gof-partner.com

If to Careventures:

c/o Careventures Fund II S C Sp

42 44 avenue de la Gare

L 1610 Luxembourg

Attn: [***]

Email: [***]

If to TVM:

 c/o TVM Life Science Management GmbH

Ottostraße 4

80333 Munich, Germany

Attn: [***]

Email: [***]

13.           Binding Effect. The provisions of this Agreement will be binding upon and accrue to the benefit of the Parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

14.           No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their successors and permitted assigns and nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties to this Agreement and such permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, whether as third party beneficiary or otherwise.

15.           Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

16.           Interpretation. Any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date. The headings contained in this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All preamble, recital, article, section, exhibit and schedule references are to the preambles, recitals, articles, sections, exhibits and schedules of this Agreement, unless otherwise specified. All references in this Agreement to “dollars” or “$” are to U.S. dollars. All payments to be made in cash under this Agreement are to be paid in U.S. dollars. All references in this Agreement to any period of days will mean the relevant number of calendar days, unless otherwise specified. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of any period is a non-Business Day, the period in question will end on the next succeeding Business Day. Words in the singular will be held to include the plural and vice versa. Words of one gender will be held to include the other genders and neutral as the context requires. The terms “hereof,” “herein,” “hereunder,” “hereto” and “herewith” and words of similar import will, unless otherwise specified, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The word “or” will not be exclusive. The Parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The Parties further agree that the rule of construction that any ambiguities are resolved against the drafting Party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all Parties and not in favor of or against any Party.

17.           Confidentiality. No Party hereto nor any of its Representatives may make any press release or other public disclosure regarding the existence of this Agreement, its contents, or the transactions contemplated by this Agreement without the written consent of the other Parties, in any case, as to the form, content, and timing and manner of distribution or publication of such press release or other public disclosure (which consent may not be unreasonably withheld, conditioned, or delayed). Each Party shall hold confidential the terms and provisions of this Agreement and the terms of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 17 will prevent any Party or its Representatives from making any press release or other disclosure (a) required by Law or the rules of any stock exchange, in which case the Party required to make such press release or other disclosure shall use commercially reasonable efforts to allow the other Parties reasonable time to review and comment on such release or disclosure in advance of its issuance or (b) to the accountants, Representatives, stockholders, members and partners of such Party and its Affiliates or actual or potential acquirers of the disclosing Party’s interest in the Borrower, each as necessary in connection with the ordinary conduct of their businesses (so long as such Persons agree to keep the terms of this Agreement confidential).

[Signature Page Follows]

The undersigned hereby execute and deliver this Agreement as of the date first set forth above.

Lender:

PHARMACEUTICAL INVESTMENT COMPANY

By:	/s/ Ibrahim Abdulrahman I Aljuffali
Name: Dr. Ibrahim Abdulrahman I Aljuffali
Title: Chairman

Signature Page to ROFO Agreement

Specified Shareholders:

DPE DEUTSCHLAND II A GMBH & CO. KG, represented by: DPE DEUTSCHE PRIVATE EQUITY GESELLSCHAFT MBH

By:	/s/ Guido Prehn
Name: Guido Prehn
Title: MD

DPE DEUTSCHLAND II B GMBH & CO. KG, represented by: DPE DEUTSCHE PRIVATE EQUITY GESELLSCHAFT MBH:

By:	/s/ Guido Prehn
Name: Guido Prehn
Title: MD

CAREVENTURES FUND II S.C.SP

By:	/s/ Eric Souetre
Name: Eric Souetre
Title: Director

TVM LIFE SCIENCE INNOVATION I, L.P.

By:	/s/ Anthony Gausi
Name: Anthony Gausi
Title: Director of TVM LSI I(GP) Limited

TVM LIFE SCIENCE INNOVATION II SCSP

By:	/s/ Jens Hoellermann
Name: Jens Hoellermann
Title: Manager/Gérant

TVM LIFE SCIENCE INNOVATION II SCSP

By:	/s/ Karen McSorley
Name: Karen McSorley
Title: Authorised Signatory

Signature Page to ROFO Agreement